CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference, in the Registration Statement on Form F-10 dated March 14, 2023, and in Amendment No 1 to the Registration Statement on Form F-10/A dated March 31, 2023 (No. 333-270533), of our auditor’s report dated July 18, 2024 with respect to the consolidated financial statements of Vizsla Silver Corp. and its subsidiaries as at April 30, 2024 and 2023 and for each of the years in the two year period ended April 30, 2024, as incorporated by reference in the Annual Report on Form 40-F of Vizsla Silver Corp. for the year ended April 30, 2024, as filed with the United States Securities and Exchange Commission (“SEC”).

Chartered Professional Accountants

September 13, 2024

Vancouver, Canada